UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

POINTER TELOCATION LTD.

(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104

(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 9 Pages)

CUSIP No. M7946T104	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,783,590
	8	SHARED VOTING POWER: 1,783,590
	9	SOLE DISPOSITIVE POWER: 1,783,590
	10	SHARED DISPOSITIVE POWER: 1,783,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,783,590
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.5% (1)
14	TYPE OF REPORTING PERSON: CO

(1)     Based on a number of 4,752,931 Ordinary Shares outstanding as of the date hereof (according to publicly available information provided by the Issuer to date), DBSI is the beneficial owner of 37.5% of the outstanding Ordinary Shares of the Company.

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CUSIP No. M7946T104	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: –
	8	SHARED VOTING POWER: 1,783,590
	9	SOLE DISPOSITIVE POWER: –
	10	SHARED DISPOSITIVE POWER: 1,783,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,783,590
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.5%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M7946T104	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: –
	8	SHARED VOTING POWER: 1,783,590
	9	SOLE DISPOSITIVE POWER: –
	10	SHARED DISPOSITIVE POWER: 1,783,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,783,590
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.5%
14	TYPE OF REPORTING PERSON: IN

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Item 1.	Security And Issuer.

This Schedule relates to the purchase by DBSI Investments Ltd. (“DBSI”) of 360,000 Ordinary Shares, par value NIS 3.00 each, of Pointer Telocation Ltd. The name of the issuer to which this Schedule relates is Pointer Telocation Ltd. (“Pointer” or the “Company”). Its principal executive offices are located at 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091, Israel. This Schedule 13D relates to Pointer’s Ordinary Shares, NIS 3.00 par value per share (the “Ordinary Shares”). The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by DBSI and any other information disclosed herein (other than descriptions of agreements and transactions to which DBSI is a party) is based on publicly available information provided by Pointer or other third parties.

Item 2.	Identity and Background

The Reporting Persons are, DBSI Investments Ltd. (“DBSI”), Barak Dotan and Yossi Ben Shalom. DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

(1)     (a), (b) DBSI Investments Ltd., is a company established in accordance with the laws of Israel, and is located at 85 Medinat Hayehudim Street, Herzlia, 49514, Israel.

    (c)        Occupation and Employment: Not applicable.

    (f)        Citizenship: Not applicable.

The executive officers and directors of DBSI are citizens of the State of Israel, their principal occupations and addresses are set forth below:

Name	Occupation	Address
Yossi Ben Shalom	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel
Barak Dotan	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel

The following persons may by reason of their interests in and relationships among them with respect to DBSI, be deemed to control DBSI:

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(2)     (a), (b), (c), (f) Mr. Barak Dotan – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd. (“BRYN”) a company established according to the laws of Israel.

Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN.

(3)     (a), (b), (c), (f) Mr. Yossi Ben Shalom – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd.

    (d)        Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons or any of the individuals identified in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 15, 2008, DBSI purchased on the Tel Aviv Stock Exchange 200,000 Ordinary Shares of Pointer, par value NIS 3.00, at an average price per share of NIS 14.494 and for a total consideration of NIS 2,898,800; and on the NASDAQ DBSI purchased 160,000 Ordinary Shares of Pointer, par value NIS 3.00, at an average price per share of $3.749 and for a total consideration of $599,800.

The source of funds for the above purchase was shareholders loans and internal funds.

Item 4.	Purpose of Transaction.

         DBSI has acquired securities of Pointer for investment purposes. DBSI intends to review its investment in Pointer and may, based on such review as well as other factors (including, among other things, its evaluation of Pointer’s business, prospects and financial condition, amounts and prices of available securities of Pointer, the market for Pointer’s securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Pointer or sell securities of Pointer, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, DBSI may explore from time to time a possible restructuring of Pointer. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Pointer purchased by it.

        Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

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Item 5.	Interest in Securities of the Issuer.

(a) (b)      DBSI is the beneficial owner of 1,783,590 Ordinary Shares of the Issuer, constituting 37.5% of the outstanding Ordinary Shares of the Issuer. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 1,783,590 Ordinary Shares of the Issuer. DBSI holds the sole right to vote 1,783,590 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

On September 18, 2007 DBSI undertook towards Cellocator Ltd., Matan Communication and Localization Systems Ltd. and Amnon Dochovna Nave (the “Sellers”), as part of the purchase by Pointer of the assets and activities of Cellocator Ltd. and Matan Communication and Localization Systems Ltd. that in the event of a Disposition, as defined below, by DBSI of its shares in Pointer it shall provide the Sellers with a notice of sale and the Sellers shall have the right to demand that the proposed purchaser shall purchase from the Sellers, under the same terms and conditions, up to the Sellers’ pro rata share of the number of shares to be disposed by DBSI.

“Disposition” means a sale and/or transfer of Pointer shares by DBSI to a third party but shall exclude a sale of Pointer shares within the trade of the stock exchange on which the Pointer shares are traded, provided that the scope of such sale and/or related sales, shall not exceed 5% of the issued share capital of Pointer at such time.

(c)     DBSI did not effect any other transaction in the securities of Pointer in the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 18, 2007 DBSI undertook towards Cellocator Ltd., Matan Communication and Localization Systems Ltd. and Amnon Dochovna Nave (the “Sellers”), as part of the purchase by Pointer of the assets and activities of Cellocator Ltd. and Matan Communication and Localization Systems Ltd. that in the event of a Disposition, as defined below, by DBSI of its shares in Pointer it shall provide the Sellers with a notice of sale and the Sellers shall have the right to demand that the proposed purchaser shall purchase from the Sellers, under the same terms and conditions, up to the Sellers’ pro rata share of the number of shares to be disposed by DBSI.

“Disposition” means a sale and/or transfer of Pointer shares by DBSI to a third party but shall exclude a sale of Pointer shares within the trade of the stock exchange on which the Pointer shares are traded, provided that the scope of such sale and/or related sales, shall not exceed 5% of the issued share capital of Pointer at such time.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are hereby incorporated by reference:

Exhibit No.	Description

1	Joint Filing Agreement dated July 11, 2005, between Barak Dotan and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Dotan - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

2	Joint Filing Agreement dated July 11, 2005, between Yossi Ben Shalom and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Ben Shalom - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2008

DBSI INVESTMENTS LTD.

BARAK DOTAN

YOSSI BEN SHALOM

By: /s/ DBSI INVESTMENTS LTD. —————————————————

By: /s/ Barak Dotan ————————————————— Barak Dotan Director	/s/ Yossi Ben Shalom ————————————————— Yossi Ben Shalom Director

Authorized signatories of DBSI Investments Ltd., for itself and on behalf of Barak Dotan and Yossi Ben Shalom, pursuant to the Consents incorporated by reference as exhibits 1-2 to this Schedule 13D/A

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